SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 30, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

Enclosures:

1.               Nokia Press Release dated March 30, 2006 and titled: Nokia outlines industry dynamics and growth at AGM

PRESS RELEASE

March 30, 2006

Nokia outlines industry dynamics and growth at AGM

Increases estimate for 2006 mobile device market volume growth to 15% or more

Nokia Annual General Meeting, Helsinki, Finland – Speaking today at Nokia’s AGM, company Chairman and CEO Jorma Ollila traced the rapid rise of mobile communications and described the nature of the industry today.

“There is huge diversity between geographic areas and markets in terms of consumer preferences and behavior,” he said. “In addition to continuous growth in voice communication, other industries like music and digital imaging are quickly becoming more integral to mobility.”

Ollila described how the size, growth and dynamics of emerging markets are increasingly driving demand. He repeated the company’s earlier statements that Nokia expects approximately 80% of the next billion subscribers to come from the emerging markets, and that Nokia expects the global mobile subscriber base to reach three billion during 2008.

Ollila also gave a revised estimate for mobile device market volume growth in 2006. “Due to strong subscriber growth, we have now updated our global mobile device market volume estimate for this year,” said Ollila. “Nokia estimates that in the year 2006, the mobile device market volume will increase globally 15% or more from our estimate of 795 million units in 2005. Previously, we estimated that the global mobile device market volume would grow 10% or more this year from last year’s estimate.”

In concluding, Ollila spoke about what he expects from Nokia and the industry in the future. “I believe that Nokia is well placed for some new innovative leaps,” he said. “We have seen the first era of an industry that I have no doubt will continue to transform for many years to come.”

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 – 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel